Vizsla Triples Length of Tajitos with Multiple High-Grade Intercepts at Panuco, Mexico

(VZLA-TSX-V)

VANCOUVER, BC, March 30, 2021 /CNW/ - Vizsla Silver Corp. (TSXV: VZLA) (OTCQB: VIZSF) (Frankfurt: 0G3) ("Vizsla" or the "Company") is pleased to provide results from sixteen new holes at the Tajitos vein zone ("Tajitos") at the Panuco silver-gold project ("Panuco" or the "Project") in Mexico. These holes expand the length of Tajitos to over 525 metres and the Company continues to expand the zone of mineralization with an additional nine holes completed which are awaiting assay.

Vizsla President and CEO, Michael Konnert, commented: "Today's release is another example of the wider, high-grade intercepts we see at Panuco, and mineralization remains open in all directions. Tajitos is fast becoming a significant zone of mineralization. The district's western side is increasing in importance as Tajitos is only 500 metres east of the Napoleon corridor. Vizsla has tripled the length of mineralization since our last update in late-January. Almost all recent holes are to the south of the historic mine and away from any development. The Company's aggressive drill program is significantly developing the Napoleon and Tajitos corridors, extending our earlier discoveries, and building significant bodies of mineralization."

Drilling Highlights

CS-21-11

  2,210 g/t silver equivalent (1,586.2 grams per tonne ("g/t") silver and 7.72 g/t gold) over 2.52 metres true width ("mTW") from 252.65 m including,
         6,309 g/t silver equivalent (4,420.0 g/t silver and 23.10 g/t gold) over 0.8 mTW from 253.5 m

CS-21-20

  752 g/t silver equivalent (350.9 g/t silver and 4.52 g/t gold) over 4.48 mTW from 124.0 m including,
         1,383 g/t silver equivalent (632.9 g/t silver and 8.45 g/t gold) over 2.04 mTW from 125.75 m

CS-21-21B

  573 g/t silver equivalent (387 g/t silver and 2.25 g/t gold) over 7.94 mTW from 95.0 m including,
         2,062 g/t silver equivalent (1,365.0 g/t silver and 8.35 g/t gold) over 1.44 mTW from 98 m

Note: All numbers are rounded and widths represent downhole lengths. True widths are estimated at approximately 60% of downhole lengths. Silver equivalent is calculated using the following formula: Silver-equivalent = ((Au_g/t x 52.48) + (Ag_g/t x 0.5289)) / 0.5627. Metal price assumptions are $17.50 g/t silver and $1,700 g/t gold, recoveries assumptions are 96% gold and 94% silver, based on similar deposit types.

Longitudinal section from Tajitos prospect with all holes labelled and selected intersections shown. (CNW Group/Vizsla Silver Corp.)

Figure 1:  Longitudinal section from Tajitos prospect with all holes labelled and selected intersections shown.

Tajitos Drilling detail

The Tajitos vein zone is located along the Cinco Senores Vein Corridor (Figure 1 and 2) where drilling in 2020 and 2021 by Vizsla has returned high-grade mineralization. The Company is exploring to define the extent of the current zone of mineralization and which is now over 525 metres of strike length.

Drilling has defined mineralization to the southwest and beneath the historic mine with robust widths and locally very high grades of silver and gold mineralization. This mineralization is open in each direction along strike and at depth and the Company continues to step-out on approximate 50 metre centres to define the full extent of the zone.

The Tajitos vein zone is composed of a quartz breccia vein with an early white locally banded quartz supporting diorite lithic clasts, followed by a later white to greyish quartz supporting brecciated clasts of earlier white quartz veins. This zone was then cut by a later white to clear quartz vein with local dark bands or patches of fine-grained sulphides that is cutting a zone of quartz psuedomorphs after bladed calcite and pink rhodochrosite. The better grades are in the earlier breccias associated with dark bands or dark patches of very fine-grained disseminated sulphides. This vein zone is hosted in a sequence of variably magnetic diorite and andesite.

Complete table of Tajitos drill hole intersections

Drillhole	From (m)	To (m)	True Width (m)	GOLD (g/t)	SILVER (g/t)	Silver Equivalent (g/t)	Comment
CS-20-07	193.8	195.5	1.29	2.74	427.1	657.3
CS-20-08	231.55	234.8	1.79	0.73	78.7	141.8
CS-20-09	289.6	292.1	1.89	4.37	853.4	1,209.9
CS-20-10	208.5	213.05	4.15	0.09	12.5	20.5	Intersected mining void
CS-20-11	252.65	255.8	2.52	7.72	1,586.2	2,210.4
Incl.	253.5	254.5	0.80	23.10	4,420.0	6,308.9
CS-21-12	204.2	210.85	5.93	0.40	10.3	46.7	Intersected mining void
Incl.	210.15	210.85	0.62	3.47	36.9	358.3
CS-21-13	117.54	119.7	1.96	2.43	748.7	930.4
CS-21-14	153.85	155.35	1.03	0.29	24.7	50.4
CS-21-15	126.95	130.2	2.98	0.52	62.3	106.7
CS-21-16A	113.6	115.4	1.75	0.59	112.0	159.8
CS-21-17	143.7	146.25	2.10	1.46	200.5	324.8
Incl.	144.95	145.3	0.29	5.45	589.0	1,061.9
CS-21-18	109.15	114.5	5.00	2.08	316.7	491.4
Incl.	111.2	112.5	1.21	6.05	910.0	1,419.6

CS-21-19	147.8	152.65	4.32	1.62	225.6	363.3
Incl.	149.6	152.65	2.72	2.21	246.9	437.8
CS-21-20	124	129.15	4.48	4.52	350.9	751.5
Incl.	125.75	128.1	2.04	8.45	632.9	1,382.5
CS-21-21B	64.0	64.8	0.84	0.68	347.6	390.2
And	95.0	103.0	7.94	2.25	387.0	573.5
Incl.	97.5	103.0	5.46	3.14	531.6	792.2
Incl.	98.0	99.45	1.44	8.35	1,365.0	2,061.8
And	106.85	108.6	1.74	2.38	152.5	365.7
CS-21-22A	53.7	56.4	2.39	1.72	118.6	272.1
inc.	55.5	56.4	0.80	4.07	271.0	634.3

Table 1:  Downhole drill intersections from the holes completed at the Tajitos Vein on the Cinco Senores Vein Corridor.

Note: All numbers are rounded. Silver equivalent is calculated using the following formula: Silver-equivalent = ((Au_g/t x 52.48) + (Ag_g/t x 0.5289)) / 0.5627. Metal price assumptions are $17.50 g/t silver and $1,700 g/t gold, recoveries assumptions are 96% gold and 94% silver, based on similar deposit types.

Plan map showing location of drill holes, mapped veins and surface sampling at the Tajitos prospect on the Cinco Senores Vein Corridor. Results are reported from holes in red. Inset shows detail of Tajitos drill collar locations (CNW Group/Vizsla Silver Corp.)

Figure 2: Plan map showing location of drill holes, mapped veins and surface sampling at the Tajitos prospect on the Cinco Senores Vein Corridor. Results are reported from holes in red. Inset shows detail of Tajitos drill collar locations.

Cross section through the Tajitos Vein with results labelled (CNW Group/Vizsla Silver Corp.)

Figure 3: Cross section through the Tajitos Vein with results labelled.

About the Panuco project

Vizsla has an option to acquire 100% of the newly consolidated 9,386.5-hectare Panuco district in southern Sinaloa, Mexico, near the city of Mazatlán. The option allows for the acquisition of over 75 kilometres of total vein extent, a 500 ton per day mill, 35 kilometres of underground mines, tailings facilities, roads, power and permits.

The district contains intermediate to low sulfidation epithermal silver and gold deposits related to siliceous volcanism and crustal extension in the Oligocene and Miocene. Host rocks are mainly continental volcanic rocks correlated to the Tarahumara Formation.

Quality Assurance / Quality Control

Drill core and rock samples were shipped to ALS Limited in Zacatecas, Zacatecas, Mexico and in North Vancouver, Canada for sample preparation and for analysis at the ALS laboratory in North Vancouver. The ALS Zacatecas and North Vancouver facilities are ISO 9001 and ISO/IEC 17025 certified. Silver and base metals were analyzed using a four-acid digestion with an ICP finish and gold was assayed by 30-gram fire assay with atomic absorption ("AA") spectroscopy finish. Over limit analyses for silver, lead and zinc were re-assayed using an ore-grade four-acid digestion with AA finish.

Control samples comprising certified reference samples, duplicates and blank samples were systematically inserted into the sample stream and analyzed as part of the Company's quality assurance / quality control protocol.

Qualified Person

The Company's disclosure of technical or scientific information in this press release has been reviewed and approved by Martin Dupuis, P.Geo., Vice President of Technical Services for Vizsla Silver. Mr. Dupuis is a Qualified Person as defined under the terms of National Instrument 43-101.

Drill Collar Information

Prospect	Drillhole	Easting	Northing	Elevation	Dip	Azimuth	Hole Depth
Tajitos	CS-20-07	404,367	2,586,946	577	-69	285	235.5
	CS-20-08	404,368	2,586,946	577	-78	285	345.0
	CS-20-09	404,458	2,586,924	526	-65	282	301.5
	CS-20-10	404,390	2,586,860	581	-45	292	240.0
	CS-20-11	404,390	2,586,860	581	-59	292	282.0
	CS-21-12	404,390	2,586,860	581	-30	277.5	230.6
	CS-21-13	404,261	2,586,788	550	-40	306	150.0
	CS-21-14	404,261	2,586,788	550	-59	306	230.1
	CS-21-15	404,247	2,586,720	542	-30	307	188.9
	CS-21-16A	404,247	2,586,719	542	-35	285	160.5
	CS-21-17	404,247	2,586,719	542	-46	307	180.0
	CS-21-18	404,247	2,587,719	542	-52	282	201.0
	CS-21-19	404,247	2,586,719	542	-58	307	202.5
	CS-21-20	404,247	2,586,719	542	-62.2	278	189.0
	CS-21-21B	404,246	2,586,719	542	-43	263	180.0
	CS-21-22A	404,131	2,586,538	542	-45	329.3	219.0

Table 2: Drill hole details. Coordinates in WGS84, Zone 13.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "would", "could", "schedule" and similar words or expressions, identify forward-looking statements or information. These forward- looking statements or information relate to, among other things: the development of Panuco, including drilling programs and mobilization of drill rigs; future mineral exploration, development and production; and completion of a maiden drilling program.

Forward-looking statements and forward-looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of Vizsla, future growth potential for Vizsla and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold and other metals; no escalation in the severity of the COVID-19 pandemic; costs of exploration and development; the estimated costs of development of exploration projects; Vizsla's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect Vizsla's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or forward-looking information and Vizsla has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; the ability of the communities in which the Company operates to manage and cope with the implications of COVID-19; the economic and financial implications of COVID-19 to the Company; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; and the factors identified under the caption "Risk Factors" in Vizsla's management discussion and analysis. Readers are cautioned against attributing undue certainty to forward-looking statements or forward-looking information. Although Vizsla has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. Vizsla does not intend, and does not assume any obligation, to update these forward-looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

SOURCE Vizsla Silver Corp.

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For further information: For more information and to sign-up to the mailing list, please contact:

Michael Konnert, President and Chief Executive Officer, Tel: (604) 838-4327, Email: michael@vizslaresilver.ca

CO: Vizsla Silver Corp.

CNW 06:30e 30-MAR-21